EXHIBIT 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	February 4, 2013

Seabridge Gold contributes $100,000 towards trades training in northwestern British Columbia

VANCOUVER, Feb. 4, 2013 – Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) is proud to announce a $100,000 donation to Northwest Community College (NWCC). This contribution will assist in delivery of trades training to northwestern British Columbia, in which Seabridge’s proposed KSM project is located. Seabridge presented the cheque to Northwest Community College at a reception held at the Association for Mineral Exploration British Columbia’s Mineral Exploration Roundup Conference 2013 in Vancouver, B.C. on January 29.

“One of Seabridge’s goals is to maximize the training and employment opportunities for the communities in which we operate. This donation to trades training in northwest B.C. illustrates our continued commitment to local communities, as we continue to advance the KSM Project. We are confident that an operating KSM project will make a significant contribution to the B.C. economy. It is forecasted to generate over 6,500 full time jobs and approximately $48 billion in total contribution to GDP during its more than 50-year expected mine life,” said Rudi Fronk, Seabridge’s Chairman and CEO.

Seabridge, whose KSM Project is located 65 km northwest of Stewart, B.C., commenced the electronic filing of its provincial Application for an  Environmental Assessment certificate and its federal Environmental Impact Statement for the Project on January 31, 2013. The project offers multi-generational employment for residents of northwest B.C. over the project’s 52-year mine life. Seabridge recognizes there will be challenges finding and retaining skilled workers in the area. This financial contribution will fund a mobile unit to deliver programs to local communities which will train future electricians, carpenters, heavy duty equipment operators, welders, and millwrights.

“Northwest Community College is about making training accessible to anyone who wants to participate in our booming economy,” said Dr. Denise Henning, President and CEO of NWCC. “With this investment from Seabridge, geographic challenges will not hamper our ability to deliver training in the Northwest, while making sure that when we talk about distributed learning, we are putting accessibility front and centre.”

Northwest Community College has nine campuses in Northwestern B.C. from Houston in the East to Haida Gwaii in the west, serving 35 communities, 28 of them First Nations. Their School of Exploration and Mining in Smithers has been designated as a B.C. Centre of Training Excellence in Mining by the B.C. Government.

According to the B.C. Government, the mining sector, like almost every other sector, faces a series of challenges in making sure it has the right people, with the right skills, in the right places. Even with a multitude of programs in place, there may not be enough workers to fill job openings over the next decade. Programs like Northwest Community College’s mobile trades program, made possible with sponsorship from Seabridge Gold, will assist in filling this gap by bringing education to industry and communities that need it most.

About Seabridge Gold Inc.
Seabridge holds a 100% interest in several North American gold projects. The company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For more information, visit www.seabridgegold.net.

Disclaimer

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the contribution of the KSM Project to the BC economy; (ii) the scale of employment and economic benefits of the KSM Project; and (ii) the expected mine life of the KSM Project.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the estimated economic spinoffs associated with the KSM Project; and (ii) the assumptions, estimates, forecasts and projections underlying the prefeasibility study prepared in respect of the KSM Project (see the Company’s news release of May 14, 2012). Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur.

Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

Rudi Fronk
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net